ARTIN CONSULTING

1000 Las Vegas Blvd, Ste 241

Las Vegas, NV 89110

Securities and Exchange Commission	May 5, 2017

Attn: Russell Mancuso

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Artin Consulting Inc

Registration Statement on Form S-1A

Filed April 21, 2017

File No. 333-216026

On behalf of Artin Consulting Inc (the “Company”), here is the response to the comments set forth in the letter from Mr. Russell Mancuso of the U.S. Securities and Exchange Commission dated May 4, 2017, related to the Company’s Amendment No.3 to Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff comments in the order in which they were set forth in the Staff letter. They are numbered accordingly, with the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Kateryna Malenko

Potential conflicts of interest may result in a loss of business…, page 5

1. If Ms. Malenko controls both the registrant and Kat Consulting, and therefore could revise the non-compete that you disclosed in response to prior comment 3, it is unclear why the non-compete materially reduces the risk and why you have removed the disclosure regarding the absence of policies for resolution of conflicts. Please advise or revise, and include in your disclosure the relevant information from the last sentence of response 5 in your letter to us dated April 5, 2017.

Response: Revised to read; Kateryna Malenko is involved in other employment opportunities and may periodically face a conflict in selecting between ARTIN CONSULTING INC. and Kat Consulting, which at this time is her private holding company with no operations as of yet. There is in place a non-compete agreement between the two companies. Company has not formulated a policy for the resolution of such conflicts should they occur. and Kat Consulting, which at this time is her private holding company with no operations as of yet. “ Ms Malenko has not determined what she may do with her private company Kat Consulting and reserves the right to use it in the future as she feels best suits her personal advancement. If the Company loses Kateryna Malenko to other pursuits without a sufficient warning, the Company may, consequently, go out of business. If the Company loses Kateryna Malenko to other pursuits without a sufficient warning, the Company may, consequently, go out of business.

If we do not file a Registration Statement on Form 8-A…, page 10_ _

2. We note your response to prior comments 5 and 11. Please revise your risk factor to clarify what you mean by “fully reporting status.” Also reconcile your disclosure in the last sentence of this risk factor that you are filing a Form 8-A “concurrently with this registration” with your disclosure that you will file the Form 8-A “at or prior to December 31, 2017.”

Response: Updated to read.; ARTIN CONSULTING INC. will file periodic and current reports with the Securities and Exchange Commission as required to maintain the fully reporting status which includes filing quarterly and annual reports.

The shares eligible for future sale…., page 14

3. We note your response to prior comment 7. Rather than duplicating disclosure immediately preceding your added disclosure, please revise your risk factor to clarify when your CEO’s shares become eligible for sale in reliance on Rule 144 such that your disclosure in this risk factor reconciles with your disclosure in the last sentence of the first paragraph on page 23. See to Rule 144(i).

Response: Updated to read, Kateryna Malenko, our sole officer and director’s shares will remain bound by the affiliate resale restrictions enumerated in Rule 144 of the Securities Act of 1933

Background of Directors, Executive Officers, Promoters and Control Persons, page 27

4. Please reconcile your disclosure that Ms. Malenko was a self-employed consultant since 2011 with your disclosure that Ms. Malenko was an independent consultant since 2013. Also, please tell us (1) why you do not address for which corporations or other organizations Ms. Malenko consulted after 2013, and (2) whether Ms. Roseberry provided consulting services during the past five years for entities other than those you identify in this section as entities for which she served as director

Response: (1) Revised to read as follows: Kateryna Malenko is a dynamic, young Independent Sales and Business development consultant. Since 2011 Ms. Malenko has been a self-employed independent consultant. She provided services primarily with MMS Group LTD in Kiev (a Ukraine based market research company) and also other clients in Ukraine and other countries. Due to NDA restrictions she is unable to name other clients. Since 2013 she created, developed and then sold a news web site to a firm in Canada.

Ms. Malenko was born May 17, 1991 in Brest, Belorussia part of the former USSR. In June 2011 she graduated from Kharkiv Business Academy with a Bachelor’s Degree in Business Administration. After graduation Ms. Malenko took additional courses in programming and website development at Kiev State Polytechnical University in 2015 and 2016. Her energetic enthusiasm for the work and knowledge of technology will move the company forward.

2016 created, developed and sold a news website to a firm in Canada

2015-2016  additional courses in programming and website development at Kiev State Polytechnical University

2011 - 2013 MMS Group LTD is a Ukraine-based market research company offering a full range of approaches, from full-service consultancy, to data-only services. The company has an in-house marketing team with an extensive knowledge of market research tools and experience that satisfy the demand of international clients of the MMS Group LTD.

June 2011 graduated with BA Kharkiv Business Academy.

(2) Revised to include and read as follows: For the past five years Ms. Roseberry has provided consulting services mainly for ChitrChatr Communications and Cyber Apps World (formerly Sky Power). She has not been actively involved with Li-ion Motors since she resigned December 1, 2011. These are all the companies for with she has provided consulting services.

5. We note your response to prior comment 9. Please tell us how you reconcile (1) your disclosure regarding Sky Power’s activities with disclosure in filings made with the Commission during the years you disclose that your director was affiliated with the entity, and (2) your disclosure regarding when your director’s affiliation with Li-on Motors ended with the disclosure in that entity’s latest filings with the Commission. Also, clarify the nature of the consulting Ms. Roseberry provided to the entities that you name so that investors can understand the nature of the responsibility that your director undertook in prior positions.

Response: 2005-2008 Sky Power Solutions who worked on a solar dish to concentrate solar energy.

Sky Power had previously worked on lithium batteries and then moved their focus to the solar dish. That Company had several name changes, changing the focus and scope of work, this is all available on the Internet and at the SEC website, we limited to a brief description in response to your request, anyone interested in Ms. Roseberry’s background and the work other companies she has worked for or consulted with can easily find information. Ms. Roseberry served as an officer and a director for Sky Power/Cyber Apps World. In those dual capacities she oversaw many activities of the corporations including accounts payable, payroll, regulatory filings (10K 10Q), dealings with the transfer agent and attorneys.

2002-2011 Li-ion Motors Corp. a company developing electric cars

Ms. Roseberry resigned as a director from Li-ion Motors on December 1, 2011 and their board accepted her resignation. She has no control since she resigned with what may have been or not been filed with the commission. Ms. Roseberry served as an officer and a director for Li-ion Motors. In those dual capacities she oversaw many activities of the corporations including accounts payable, payroll, regulatory filings (10K 10Q), dealings with the transfer agent and attorneys.

Item 15 - Recent Sales of Unregistered Securities, page II-3.

6. Please tell us how your disclosure here is consistent with your Form D regarding the date and amount of sales and the exemption claimed. Also, ensure that (1) your disclosure on page 15 is consistent with your response to the prior sentence of this comment, and (2) your disclosure in the bullet points on page II-3 demonstrates how you complied with Rule 502(b)(2) regarding information that you are required to furnish to purchasers.

Response: Revised and updated to include, We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents and filed a Form D relying upon Reg D 505(b) for U.S. citizens and Corporations Topline Holding Inc, a Nevada Corporation bought 2,475,000 shares prior to the filing of the companies Form D